UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2021

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 7, 2021, Silence Therapeutics plc (the “Company”) issued a press release announcing that its annual general meeting (“AGM”) will be held on June 15, 2021 at 72 Hammersmith Road, London W14 8th at 12:00 p.m. (noon) (BST). Due to the restrictions on movement and gatherings imposed by the UK Government in response to the COVID-19 pandemic, shareholders, advisers and other guests will not be allowed to attend the AGM in person and anyone seeking to attend the meeting will be refused entry. As such, shareholders should note they are not entitled to attend the AGM in person unless notified otherwise via the Company's website (https://www.silence-therapeutics.com). The press release is furnished as Exhibit 99.1 hereto. The Notice of AGM referenced in the press release has been published on the Company’s web site and is furnished as Exhibit 99.2 hereto. The Company’s web site has been provided as a matter of convenience only and the contents of such web site are not incorporated by reference herein.

Prior to the AGM, The Bank of New York Mellon, in its capacity as the depositary bank (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”), will mail notice materials and voting cards to ADS holders to enable ADS holders of record as of May 6, 2021 to instruct the Depositary to vote the ordinary shares represented by their ADSs. If the Depositary receives timely voting instructions from an ADS holder, it will endeavor to vote the ordinary shares (in person or by proxy) represented by the holder’s ADSs in accordance with the ADS holder’s voting instructions. The ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and ADS holders may not receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner. The notice materials to be mailed by the Depositary to ADS holders will contain a link to the Company’s website where ADS holders can view and download the AGM notice distributed by the Company to its ordinary shareholders (which contains explanatory notes for the resolutions being voted on at the AGM).

The information contained in Exhibits 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated May 7, 2021

99.2	Notice of Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silence Therapeutics plc

By:	/s/ Mark Rothera

	Name:	Mark Rothera
	Title:	President and Chief Executive Officer

Date: May 7, 2021